[redacted]

SEC Mail Processing Section

SECURIT 11023699 SION

NOV 29 2011

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 AND ENDING 9/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(No. and Street)

One California Street	**San Francisco**	**California**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, **Mitchell H. Gage**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stone & Youngberg LLC**, as of and for the year ending September 30, 2011, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEE ATTACHED CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- x Independent Auditors' Report
- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Member's Equity.
- ___ (f) Statement of Changes in Subordinated Liabilities.
- X (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- x (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ___ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
- ___ (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
- ___ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
- x (l) An Oath or Affirmation.
- x (m) A Copy of the SIPC Supplemental Report
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of San Francisco

On 11/22/11 (Date) before me, Ezequiel Villalobos Notary Public (Here Insert Name and Title of the Officer),

personally appeared Mitchell H Gage (Name(s) of Signer(s)),

EZEQUIEL VILLALOBOS
Commission # 1861456
Notary Public - California
San Francisco County
My Comm. Expires Aug 16, 2013

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Oath or Affirmation

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________

- ☐ Corporate Officer — Title(s): ______________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

Signer's Name: ______________

- ☐ Corporate Officer — Title(s): ______________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

SEC
Mail Processing
Section

[redacted]

Washington, DC
105

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

SEC
Mail Processing
Section

NOV 29 2011

Washington, DC
125

To The Member of
Anchin Capital Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2011, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Anchin Capital Advisors LLC's management is responsible for Anchin Capital Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended September 30, 2011 and revenues reported on FOCUS reports from October 01, 2010 to September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no material differences;

3. Ascertained that there are no adjustments to revenue, as reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 17, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Anchin Capital Advisors LLC
1375 Broadway, 23rd Floor
New York, NY 10018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Goldfond

2. A. General Assessment (item 2e from page 2) $ 1,589.

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (540.)

D. Assessment balance due or (overpayment) 1,049.

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,049.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,049.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anchin Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 14th day of November, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 20 10
and ending 09/30, 20 11
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 635,516.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 635,516.
2e. General Assessment @ .0025	$ 1,589.

(to page 1, line 2.A.)

SEC
Mail Processing
Section

NOV 29 2011

Washington, DC
125

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

SEC
Mail Processing
Section
NOV 2011
Washington, DC
105

To The Member of
Anchin Capital Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2011, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Anchin Capital Advisors LLC's management is responsible for Anchin Capital Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended September 30, 2011 and revenues reported on FOCUS reports from October 01, 2010 to September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no material differences;

3. Ascertained that there are no adjustments to revenue, as reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 17, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Anchin Capital Advisors LLC
1375 Broadway, 23rd Floor
New York, NY 10018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Goldfond

2. A. General Assessment (item 2e from page 2)		$ 1,589.
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
______ Date Paid		
C. Less prior overpayment applied		(540.)
D. Assessment balance due or (overpayment)		1,049.
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,049.
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,049.	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anchin Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 14th day of November, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01, 20 10 and ending 09/30, 20 11
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 635,516.
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		0
Total deductions		635,516.
2d. SIPC Net Operating Revenues		$ 1,589.
2e. General Assessment @ .0025		$ (to page 1, line 2.A.)

SEC ID. NO. 8-3149)
Statement of Financial Condition as of
September 30, 2011and
Report of Independent Auditors and
Supplemental Report on Internal Control

Stone & Youngberg LLC

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

SEC ID. NO. 8-3149)
Statement of Financial Condition as of
September 30, 2011and
Report of Independent Auditors and
Supplemental Report on Internal Control

Stone & Youngberg LLC

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Stone & Youngberg LLC

We have audited the accompanying Statement of Financial Condition of Stone & Youngberg LLC (the "Firm") as of September 30, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firms' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Firm as of September 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
November 28, 2011

STONE & YOUNGBERG LLC

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2011

ASSETS

CASH	$	328,443
SECURITIES OWNED, fair value		6,006,261
FIXED ASSETS, net of accumulated depreciation and amortization of $5,231,257		1,837,172
RECEIVABLE FROM CLEARING ORGANIZATION		23,323,687
OTHER ASSETS		5,206,588
Total Assets	$	36,702,151

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE & ACCRUED EXPENSES	$	17,983,267
SECURITIES SOLD, NOT YET PURCHASED, at fair value		1,396,920
Total Liabilities		19,380,187
MEMBER'S EQUITY		17,321,964
Total Liabilities & Member's Equity	$	36,702,151

The accompanying notes are an integral part of these financial statements.

STONE & YOUNGBERG LLC
NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

Organization and Significant Accounting Policies

The Firm – Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Firm is wholly owned by Stone & Youngberg Holdings LLC ("Holdings"), a Delaware limited liability company. Holdings is also the sole owner of S&Y Asset Management LLC and S&Y Financial Services Group LLC, and the Managing Member of S&Y Capital Group LLC, collectively "the affiliated companies."

On July 27, 2011, the board of directors of Holdings announced that it entered into an agreement whereby Stifel Financial, (SF: NYSE) the parent company of Stifel Nicolaus & Company, a full-service investment banking and brokerage company, would acquire 100% of the Firm effective October 1, 2011.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of non-marketable securities, depreciation and amortization, expense allocations and contingent liabilities. Actual results could differ from those estimates.

Cash – Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash. Financial instruments that potentially subject the Firm to concentrations of credit risk consist principally of cash deposits. Accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to $250,000. At September 30, 2011, the Firm had approximately $78,443 in excess of FDIC insured limits.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at fair value as of September 30, 2011. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security at prevailing prices.

Income Taxes – Income taxes are paid by the individual member; therefore, no provision for such taxes has been made in the financial statements.

Principal Transactions – All transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

Fixed Assets – Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization. The Firm adopted the straight-line method of computing depreciation in November 2009. Depreciation of assets placed into service prior to November 2009 was computed using an accelerated method, which materially represents the results of using the straight-line method.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04 *Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The ASU improves the comparability of fair value measurements presented and disclosed in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting

Standards (IFRSs) by changing the wording used to describe many of the requirements in U.S GAAP for measuring fair value and disclosure of information. The amendments to this ASU provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity's shareholders' equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Nonpublic entities may apply the amendments in ASU 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011. Management does not anticipate this amendment to materially impact the financial position of the Firm.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy is based on the type of inputs used in arriving at fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Methods used in arriving at fair value may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Firm believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The three levels of inputs used to establish fair value are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified or contractual term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Municipal Bonds and Corporate Debt
To determine the fair value of municipal bonds and corporate debt, the Firm utilized recent market transactions for identical or similar bonds or debt to corroborate pricing service fair value measurements. Municipal bonds and corporate debt are generally classified in Level 2 of the fair value hierarchy and are categorized in Securities Owned and Other Assets on the balance sheet.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2011 consist of the following:

		Securities Owned		Securities Sold Not Yet Purchased
State & Municipal Bonds	$	5,202,592	$	-
Corporate Debt	$	803,669	$	-
Equities	$	-	$	1,396,920
Total	$	6,006,261	$	1,396,920

Included in marketable securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2011 was $250,000.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. On the payable balance, the Firm is charged 25 basis points over the daily cost of funds rate calculated by the Firm's clearing organization. The Firm had a receivable from the clearing organization of $23,323,687 at September 30, 2011.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2011:

Equipment	$ 2,397,320
Furniture	2,841,269
Leasehold Improvements	1,829,840
	7,068,429
Less: Accumulated depreciation and amortization	(5,231,257)
	$ 1,837,172

Fair Value Measurements

The following sets forth, by level within the fair value hierarchy, the Firm's assets and liabilities at fair value at September 30, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
State & Municipal Bonds	$ –	$ 5,202,592	$ –	$ 5,202,592
Corporate Debt	–	803,669	–	803,669
Total Assets	$ –	$ 6,006,261	$ –	$ 6,006,261
Liabilities				
Equities	$ (1,396,920)	$ –	$ –	$ (1,396,920)
Total Liabilities	$ (1,396,920)	$ –	$ –	$ (1,396,920)

The following table discloses the summary of changes in the fair value of the Firm's Level 3 instruments for the year ended September 30, 2011:

	Beginning Balance	Unrealized Gains / (Losses) Related to Assets Held at Year End	Realized Gains & (Losses) Related to Assets No Longer Held	Purchases & (Dispositions)	Transfers Into Level 3	Ending Balance
Municipal Bonds	$ 475	$ –	$ –	$ (475)	$ –	$ –
Auction Rate Securities	1,366,155	–	132,863	(1,499,018)	–	–
	$ 1,366,630	$ –	$ 132,863	$ (1,499,493)	$ –	$ –

Member's Equity

The Firm is wholly owned by Holdings. Member's equity at September 30, 2011 includes equity of $25,921,308 and an operating loss of ($8,599,344). During the year ended September 30, 2011, the Firm made distributions of net income to Holdings of $3,948,388 and received contributions of capital from Holdings of $1,000,000. Withdrawals of member's equity above certain predetermined limits require the approval of the FINRA.

Under the Firm's compensation plan (the "Plan"), certain employees are granted awards consisting of capital account balances in Holdings. The awards granted are subject to a cliff vesting period from the date of issuance or related to the achievement of certain performance measurements by a predetermined period. Employee compensation expense for the Plan is recorded on a straight-line basis over the vesting period or on a straight-line basis over the period until certain performance criteria are estimated to be achieved. Such compensation expense is included in the results of operations since it is incentive compensation issued exclusively to employees of the Firm. As of September 30, 2011, the Firm has no grants outstanding.

Related Party Transactions

The Firm makes disbursements related to certain compensation, benefits, occupancy, and information technology services on behalf of its affiliated companies. Total services provided to S&Y Financial Services amounted to $208,292 for the year ended September 30, 2011. Charges the Firm allocated to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable and consistently applied.

The Firm maintains an intercompany account with Holdings. Charges for the services allocated to affiliates are charged against that account. An interest rate of 4% is credited for intercompany balances between the Firm and Holdings calculated and paid monthly based on average balances. There was no balance in the intercompany account with Holdings as of September 30, 2011.

The Firm occasionally extends unsecured forgivable loans to its employees. The principal amount of these loans, plus interest, is forgiven over a pre-determined period subject to continued employment with the Firm. There were no forgivable loans to employees outstanding at September 30, 2011.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have meet certain service requirements.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the FINRA, including the SEC's "Net Capital Rule," which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2011, the Firm's net capital ratio was 1.46 to 1 and net capital as computed was $12,323,540 which exceeded the SEC's requirement of $1,198,885 by $11,124,655.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade-date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2011 and were subsequently settled had no material effect on the financial statements as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at September 30, 2011, at fair values of the related securities and will incur a loss if the fair values of the securities increases subsequent to September 30, 2011.

The Firm is obligated under leases for office space and certain equipment at September 30, 2011. Minimum annual lease payments under such leases are due in the following years ending September 30:

2012	$ 3,758,170
2013	3,047,189
2014	1,745,395
2015	1,433,784
2016	1,226,247
Thereafter	3,497,117
Total	$ 14,707,902

The leases for office space contain some escalation provisions and renewal options. As of September 30, 2011, the Firm had deferred rent of $657,917, representing the difference between actual rent payments and the straight-line accounting method dictated by GAAP.

The Firm has Letters of Credit ("LOC") with a large financial institution that serve as security deposits for various offices. The LOC are collateralized by $1,340,000 in state & municipal securities and are classified as Other Assets on the balance sheet.

Legal Contingencies

The Firm is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including securities underwriting claims. Among these matters, the Firm has been named in a number of pending arbitrations related to the sale of investments managed by an affiliate of the Firm. The Firm believes that all the claims are without merit, it intends to vigorously defend its position and it has retained litigation counsel for that purpose.

Management has estimated that a legal contingency accrual of $2,995,000 is deemed necessary at September 30, 2011, to address the risk associated with the various legal matters pending. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect in excess of our contingency accrual on the financial condition or results of operations of the Firm.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through November 28, 2011, the date the financial statements were issued, and no subsequent events have occurred requiring accrual or disclosure other than the matter described below.

On October 3, 2011, Stifel Financial, (SF: NYSE), the parent company of Stifel Nicolaus & Company, a full-service investment banking and brokerage company, announced the completion of its acquisition of the Firm.

* * * * *

To the Board of Directors of
Stone & Youngberg LLC

In planning and performing our audit of the Statement of Financial Condition of Stone & Youngberg LLC (the "Firm") as of September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

MOSS-ADAMS LLP

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
November 28, 2011

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